NEWS Mary Ellen McCormack Public Housing Enters New Era with Groundbreaking Ceremony READ MORE



Union Capital @ Work

COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$7.2B	$11.3B	130,616	211.5M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED